Level 19 275 Kent Street Sydney NSW 2000 T 02 8253 3810 pking@westpac.com.au www.westpac.com.au

March 13, 2012

Ms. Stephanie Hunsaker

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Hunsaker

Westpac Banking Corporation

Form 20-F for the Fiscal Year Ended September 30, 2011

Filed November 14, 2011

File No. 001-10167

Westpac Banking Corporation (“Westpac”) has received your letter, dated March 5, 2012 (the “Comment Letter”), setting forth the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding Westpac’s Form 20-F for the fiscal year ended September 30, 2011 (File No. 001-10167) filed with the Commission on November 14, 2011.

The Comment Letter requests Westpac to respond to the staff’s comments within ten business days or to advise you when Westpac will provide its response.  Westpac has reviewed the staff’s comments and has begun preparation of its response.  However, Westpac will require additional time to consider and respond fully to the staff’s comments.  Accordingly, Westpac respectfully requests an extension of time to respond to the staff’s comments.  Westpac expects to provide its response to the Commission no later than April 5, 2012, and will endeavor to submit the response earlier if feasible.

If you have any questions relating to the foregoing, please do not hesitate to contact me at +61 2 8253 3810 or Alan H. Paley of Debevoise & Plimpton LLP at (212) 909-6694.

Yours sincerely

Westpac Banking Corporation

/s/ Peter King
Peter King
Deputy Chief Financial Officer

cc:	Paddy Rennie, Westpac Banking Corporation
Alan H. Paley, Debevoise & Plimpton LLP

Westpac Banking Corporation ABN 33 007 457 141